

Mail Stop 3561

January 21, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Peter M. Folger
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863

> **Re:** **Courier Corporation**
> **Form 10-K for the year ended September 27, 2008**
> **File No. 000-07597**

Dear Mr. Folger:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K [for the Year Ended September 27, 2008

Item 8 – Financial Statements and Supplementary Data, page 16

1. As your common stock security is registered pursuant to Section 12(g) of the
    Exchange Act, it appears that your Form 10-K should be including quarterly financial
    data (and its related disclosures) for each full quarter within each of the two most
    recent fiscal years in accordance with the guidance in Item 8(a) in Form 10-K as well
    as the requirements of Item 302 of Regulation S-K.   Please advise and revise
    accordingly.

Five Year Financial Summary, page F-25

2. Please revise your tabular presentation to present balance sheet data in a position of
    greater prominence. For example, the ratios presented in the middle of the table
    should be moved to the bottom.   In this regard, the selected financial information
    generated directly from your consolidated financial statements should be presented in
    a more prominent position.   We suggest that you consider separate captions for
    statement of operations, balance sheet and other data (ratios, etc.), accordingly.

Management's Discussion and Analysis

Results of Operations

Impairment Charge, page F-28
3. We note that you have both discussed the impairment charge's impact on net income
    (and related per share amounts) and presented these non-GAAP financial measures
    exclusive of such charge here. Please note that while a discussion solely of the
    impact of the impairment charge may be appropriate, the presentation of net income
    (and related per share amounts) exclusive of such charge are considered inappropriate
    non-GAAP financial measures under FR-65 and the specific guidance in Item
    10(e)(ii)(B) of Regulation S-K. Please remove both the tabular presentation
    calculating the non-GAAP measures and any narrative throughout your filing where
    you specifically state net income (and related per share amounts) exclusive of the
    impairment charge. For example, your presentation of such a measure within your
    segment analysis on page F-31 should also be removed.

Specialty Publishing Segment, page F-33

4. In the Pretax Income (Loss) section, we note that the company announced in
    November 2008 that Creative Homeowner will exit the book distribution business.
    Please tell us your consideration in reflecting this reporting unit component as a
    discontinued operation in accordance with the guidance in SFAS 144 in the 1st

quarter fiscal 2009 Form 10-Q to be filed.   In addition, please also tell us whether additional write-downs for this entity's remaining goodwill and other intangible assets are expected in the first quarter 2009 as a result of this action plan.   Also, please clarify your note disclosure on whether you will be exiting this business through a sale, abandonment (cease operations), etc. and the impact on the consolidated financial statements, thereto.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief